Exhibit 99.1

Inspira™ Approached by Large Medical Company to
Evaluate Operation of their Key Product with INSPIRA™
ART100 – Results Exceed 100% at Maximum Flow

Ra’anana, Israel – August 13, 2024 – Inspira Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (“Inspira”, “Inspira Technologies”, or the “Company”), a trailblazer in life-support technology, today announced that it was approached by a leading medical technology company in the industry, to evaluate the operation of its proprietary key product in combination with the INSPIRA™ ART100 system. The evaluation was conducted by Inspira researchers. The test results exceeded 100% of the standard value for gas transfer at maximum flow, as indicated in the product’s specification when integrated with the INSPIRA™ ART100 system.

The evaluation tests were conducted in Inspira’s advanced laboratory, adhering to rigorous regulatory guidelines. The process involved a setting that enabled continuous, real-time management of blood parameters across various blood flow rates, simulating oxygen-deficient and carbon dioxide-rich blood post-circulation through body organs and tissues. This series of evaluations confirmed that the integrated system met the specified requirements, performing to expectations without any technical malfunctions or abnormal effects on the blood.

We believe that the successful test results are a clear indication of the power and versatility of the INSPIRA™ ART100 system when used in various settings of technologies. The INSPIRA™ ART100 system’s unique design and advanced capabilities provide a comprehensive platform of efficiency, compatibility and performance, enabling medical technologies companies to refine and optimize the products for improved patient care.

Dagi Ben-Noon, CEO of Inspira Technologies, stated, “We believe that this successful evaluation validates the INSPIRA™ ART100 system’s compatibility and performance with key products of a leading medical technology company. I believe that this further indicates that industry players are acknowledging our growing capabilities and that we have the potential to translate these capabilities into meaningful business development activities.”

Inspira Technologies OXY B.H.N. Ltd.

Inspira™ Technologies targets to reshape the respiratory and life-support landscape. We are developing novel expanding life support technologies with Inspira blood oxygenation and blood monitoring technologies. Inspira is on a quest to become the leading ground-breaking medical device company in our field with business alliances around the world.

The INSPIRA™ ART (Gen 2), also known as the INSPIRA™ ART500, will include the Company’s Adaptive Blood Oxygenation technology and is being designed to continuously measure the patient’s blood parameters in real-time, delivering needed oxygen volume straight into the blood. By elevating patient oxygen saturation levels in minutes, this technology potentially allows patients to remain awake during treatment and therefore may enable patients to be treated in and beyond intensive care units, reducing the need for mechanical ventilation systems that require intubation and medically induced coma.

The Company’s INSPIRA™ ART100 system received FDA 510(k) clearance for Cardiopulmonary Bypass procedures and AMAR certification for Extra-Corporeal Membrane Oxygenation and Cardiopulmonary Bypass procedures.

The Company’s other products, including the INSPIRA™ ART (Gen 2) including the INSPIRA Cardi-ART portable modular device and HYLA™ blood sensor are currently being designed and developed, and have not yet been tested or used in humans and have not been approved by any regulatory entity.

For more information, please visit our corporate website: https://inspira-technologies.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the belief that the successful test results are a clear indication of the power and versatility of the INSPIRA™ ART100 system when used in various settings of technologies, that the INSPIRA™ ART100 system’s unique design and advanced capabilities provide a comprehensive platform of efficiency, compatibility and performance, enabling medical technologies companies to refine and optimize the products for improved patient care, that this evaluation validates the INSPIRA™ ART100 system’s compatibility and performance with key products of a leading medical technology company, and the belief that this further indicates that industry players are acknowledging its growing capabilities and that it has the potential to translate these capabilities into meaningful business development activities. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov

For more details:

Public Relations Manager
Adi Shmueli
Inspira Technologies
info@inspirao2.com
+972-9-9664485

MRK-ARS-111

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